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SEC FILE NUMBER
000-27377

CUSIP NUMBER
929251106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
W Holding Company, Inc.

Full Name of Registrant

Former Name if Applicable

19 West McKinley Street

Address of Principal Executive Office (Street and Number)
Mayaguez, Puerto Rico 00680

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The delay is due to the need for additional time to complete W Holding Company, Inc.’s (the “Company”) previously announced restatement of the financial statements of the Company for the year ended December 31, 2006 and for the quarters ended September 30, 2006 and March 31, 2007 for the correction of an error to recognize the impact of adjustments resulting from the Inyx, Inc. loan impairment over such periods. As a result, the Company is unable to timely file its Annual Report on Form 10-K for the year ended December 31, 2007, without unreasonable effort or expense.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Jose Armando Ramirez, Chief Financial Officer	(787)	834-8000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

The Registrant has yet to file its Quarterly Reports on Form 10-Q for the periods ended June 30, 2007 and September 30, 2007.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously reported on the Company’s Current Report on Form 8-K filed on June 25, 2007, the Company announced that it had determined that one of its largest asset-based loans (the “Inyx loan”) was impaired and that there was a significant collateral deficiency with respect to this loan.
On February 5, 2008, the Company announced that it had concluded that the unaudited quarterly financial statements for the quarters ended September 30, 2006 and March 31, 2007 and the audited financial statements for the year ended December 31, 2006 needed to be restated for the correction of an error to recognize the impact of adjustments resulting from impairment charges related to the Inyx loan over such periods. The total amount of these adjustments, which includes, but is not limited to the allocation of the Inyx loan impairment over such periods, as well as the impact on income taxes, interest income and loan fees and the general component of the allowance for loan losses, is still being calculated. As a result of the previously announced restatement of prior financial statements, the Company anticipates a significant change in its results of operations for the year ended December 31, 2006, which will be reflected in the statements of results of operations to be included in its Form 10-K for the year ended December 31, 2007. The Company is currently working expeditiously to conclude the restatement.

W Holding Company, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 17, 2008	By:	/s/ Jose Armando Ramirez

		Name:	Jose Armando Ramirez
		Title:	Chief Financial Officer
     Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).